                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1997

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______________________ to ____________________

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements and supplemental schedule are attached hereto:

1. Report of Independent Accountants dated June 16, 1998 of Coopers & Lybrand L.L.P. for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

3. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996

4. Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 25, 1998 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                     By:           /s/ Gary D. Matson
                                         .......................................

                                                 Gary D. Matson, Chairman


June 25,  1998

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ Coopers & Lybrand L.L.P.

                                             COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 16, 1998

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           as of December 31, 1997

                                           H. J. Heinz Co.  Managed Income  Magellan   Retirement Gov't  Overseas   Equity-Income
                                             Stock Fund       Portfolio       Fund       Money Market      Fund          Fund
                                           ---------------  --------------  --------   ----------------  ---------  -------------
Assets:

  Investment in Master Trust  (Notes 4, 8)   $22,274,374       $4,606       $5,018,306  $17,832,353       $567,570     $2,823,472

  Investment                                           -            -                -            -              -              -
                                             -----------       ------       ----------  -----------       --------     ----------
      Total investment                        22,274,374        4,606        5,018,306   17,832,353        567,570      2,823,472
                                             -----------       ------       ----------  -----------       --------     ----------

  Investment income receivable:
    Dividends                                    134,891            -                -            -              -              -
    Interest                                       1,496           26                3       81,011              -              -
                                             -----------       ------       ----------  -----------       --------     ----------
      Total investment income receivable         136,387           26                3       81,011              -              -
                                             -----------       ------       ----------  -----------       --------     ----------

  Contributions receivable:
    Employee                                     108,212           24           54,414      211,804          8,414         29,197
    Employer                                     201,961            -           16,155      160,543          2,365          8,845
                                             -----------       ------       ----------  -----------       --------     ----------
      Total contributions receivable             310,173           24           70,569      372,347         10,779         38,042
                                             -----------       ------       ----------  -----------       --------     ----------

  Participant Loan Receivable                         65            -              149          167              4              4
                                             -----------       ------       ----------  -----------       --------     ----------

      Total Assets                            22,720,999        4,656        5,089,027   18,285,878        578,353      2,861,518
                                             -----------       ------       ----------  -----------       --------     ----------


Net Assets Available for Benefits            $22,720,999       $4,656       $5,089,027  $18,285,878       $578,353     $2,861,518
                                             ===========       ======       ==========  ===========       ========     ==========


                                                           Puritan        Intermediate        OTC
                                                            Fund           Bond Fund       Portfolio
                                                         ----------       ------------     ---------
Assets:

  Investment in Master Trust  (Notes 4, 8)               $2,484,402         $752,014        $33,260

  Investment                                                      _                _              -
                                                         ----------         --------        -------

      Total Investment                                    2,484,402          752,014         33,260
                                                         ----------         --------        -------

  Investment income receivable:
    Dividends                                                     -            4,018              -
    Interest                                                      1                -              -
                                                         ----------         --------        -------

      Total investment income receivable                          1            4,018              -
                                                         ----------         --------        -------

  Contributions receivable:
    Employee                                                 30,011            6,740            432
    Employer                                                  8,586            4,300             27
                                                         ----------         --------        -------
      Total contributions receivable                         38,597           11,040            459
                                                         ----------         --------        -------

  Participant Loan Receivable                                    32                4              -
                                                         ----------         --------        -------

      Total Assets                                        2,523,032          767,076         33,719
                                                         ----------         --------        -------


Net Assets Available for Benefits                        $2,523,032         $767,076        $33,719
                                                         ==========         ========        =======


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       as of December 31, 1997 (continued)

                                               Vanguard         Vanguard    Vanguard       Vanguard       Vanguard    Vanguard
                                             Fixed Income     Wellington   Windsor II   Index Trust-500  U.S. Growth  Explorer
                                            Securities Fund      Fund         Fund         Portfolio      Portfolio    Fund
                                            ---------------   ----------   ----------   ---------------  -----------  --------
Assets:

  Investment in Master Trust  (Notes 4, 8)       $562           $90,363      $135,466     $199,112        $146,828     $22,451

  Investment                                        -                 -             -            -               -           -
                                                 ----           -------      --------     --------        --------     -------
      Total investment                            562            90,363       135,466      199,112         146,828      22,451
                                                 ----           -------      --------     --------        --------     -------

  Investment income receivable:
    Dividends                                       7                 -             -        2,337           5,934       2,476
    Interest                                        -                 -             -            -               -           -
                                                 ----           -------      --------     --------        --------     -------
      Total investment income receivable            7                 -             -        2,337           5,934       2,476
                                                 ----           -------      --------     --------        --------     -------

  Contributions receivable:
    Employee                                       23             1,143         3,000        4,399           1,088         693
    Employer                                        -               125           649          738             176         266
                                                 ----           -------      --------     --------        --------     -------
      Total contributions receivable               23             1,268         3,649        5,137           1,264         959
                                                 ----           -------      --------     --------        --------     -------

  Participant Loan Receivable                       -                 -             -           56               -           -
                                                 ----           -------      --------     --------        --------     -------

      Total Assets                                592            91,631       139,115      206,642         154,026      25,886
                                                 ----           -------      --------     --------        --------     -------


Net Assets Available for Benefits                $592           $91,631      $139,115     $206,642        $154,026     $25,886
                                                 ====           =======      ========     ========        ========     =======

                                                           Vanguard
                                                         Int'l Growth     Participants'
                                                          Portfolio          Loans           Total
                                                         ------------     -------------      -----
Assets:

  Investment in Master Trust  (Notes 4, 8)                  $26,873                  -     $52,412,012

  Investment                                                      _              $2,279          2,279
                                                            -------              ------    -----------

      Total Investment                                       26,873               2,279     52,414,291
                                                            -------              ------    -----------

  Investment income receivable:
    Dividends                                                 1,197                   -        150,860
    Interest                                                      -                   -         82,537
                                                            -------              ------    -----------

      Total investment income receivable                      1,197                   -        233,397
                                                            -------              ------    -----------

  Contributions receivable:
    Employee                                                    861                   -        460,455
    Employer                                                    264                   -        405,000
                                                            -------              ------    -----------
      Total contributions receivable                          1,125                   -        865,455
                                                            -------              ------    -----------

  Participant Loan Receivable                                     -                (481)             -
                                                            -------              ------    -----------

      Total Assets                                           29,195               1,798     53,513,143
                                                            -------              ------    -----------


Net Assets Available for Benefits                           $29,195              $1,798    $53,513,143
                                                            =======              ======    ===========


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           as of December 31, 1996

                                             H. J. Heinz Co.  Magellan   Retirement Gov't   Overseas   Equity-Income  Puritan
                                               Stock Fund       Fund       Money Market       Fund         Fund         Fund
                                             --------------   --------   ----------------   --------   -------------  -------
Assets:

  Investment in Master Trust  (Notes 4, 8)   $15,029,919       $4,360,424   $15,076,164     $613,278     $2,469,167    $2,223,079

  Investment                                           -                -             -            -              -             -
                                              ----------      -----------   -----------     --------     ----------    ----------
      Total investment                         15,029,919       4,360,424    15,076,164      613,278      2,469,167     2,223,079
                                              ----------      -----------   -----------     --------     ----------    ----------

  Investment income receivable:
    Dividends                                    118,264                -             -            -              -             -
    Interest                                       1,002               30        66,957            6             14            16
                                              ----------      -----------   -----------     --------     ----------    ----------
      Total investment income receivable         119,266               30        66,957            6             14            16
                                              ----------      -----------   -----------     --------     ----------    ----------

  Contributions receivable:
    Employee                                      96,809           58,429       209,777       11,122         29,835       34,180
    Employer                                     216,952           23,021       104,364        4,185         12,120       12,773
                                              ----------      -----------   -----------     --------     ----------    ----------
      Total contributions receivable             313,761           81,450       314,141       15,307         41,955       46,953
                                              ----------      -----------   -----------     --------     ----------    ----------

  Participant Loan Receivable                        206              344           354           40            224          207
                                              ----------      -----------   -----------     --------     ----------    ----------

      Total Assets                            15,463,152        4,442,248    15,457,616      628,631      2,511,360    2,270,255
                                              ----------      -----------   -----------     --------     ----------    ----------


Net Assets Available for Benefits            $15,463,152       $4,442,248   $15,457,616     $628,631      $2,511,360  $2,270,255
                                             ===========      ===========   ===========     ========      ==========  ==========


                                                         Intermediate     Retirement     Participants'
                                                          Bond Fund       Growth Fund       Loans             Total
                                                         ----------       -----------    -------------        -----
Assets:

  Investment in Master Trust  (Notes 4, 8)               $1,008,534        $2,090,338               -       $42,870,903

  Investment                                                      _                 -          $18,895           18,895
                                                         ----------        ----------          -------      -----------

      Total Investment                                    1,008,534         2,090,338           18,895       42,889,798
                                                         ----------        ----------          -------      -----------

  Investment income receivable:
    Dividends                                                 5,215                 -                -          123,479
    Interest                                                      6                11                -           68,042
                                                         ----------        ----------          -------      -----------

      Total investment income receivable                      5,221                11                -          191,521
                                                         ----------        ----------          -------      -----------

  Contributions receivable:
    Employee                                                  9,652            26,411                -          476,215
    Employer                                                  6,768            10,583                -          390,766
                                                         ----------        ----------          -------      -----------
      Total contributions receivable                         16,420            36,994                -          866,981
                                                         ----------        ----------          -------      -----------

  Participant Loan Receivable                                    38               156           (1,569)               -
                                                         ----------        ----------          -------      -----------

      Total Assets                                        1,030,213         2,127,499           17,326       43,948,300
                                                         ----------        ----------          -------      -----------


Net Assets Available for Benefits                        $1,030,213        $2,127,499          $17,326      $43,948,300
                                                         ==========        ==========          =======      ===========


   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1997

                                                     Managed
                                  H. J. Heinz Co.    Income      Magellan   Retirement Gov't.  Overseas    Equity-Income    Puritan
                                   Stock Fund       Portfolio      Fund        Money Market      Fund          Fund          Fund
                                  ---------------   ---------   ----------  ----------------  -----------   ------------  ----------
Net change in Investment in
  Master Trust (Note 8)            $ 7,634,855       $4,632     $1,083,663     $ 1,548,582     $   59,525    $1,020,811   $  481,930
Additions:

  Participant contributions          1,206,671           24        657,337       2,532,698        116,891       374,331      400,374
  Employer contributions, net        2,472,326           --        292,830       3,088,128         38,383       145,623      154,449
  Transfer for Loan Repayments           2,368           --          3,197           4,165            439         1,563        1,466
                                   -----------       ------     ----------     -----------     ----------    ----------   ----------

      Total additions                3,681,365           24        953,364       5,624,991        155,713       521,517      556,289
                                   -----------       ------     ----------     -----------     ----------    ----------   ----------

Deductions:
  Withdrawals                        4,058,373           --      1,390,248       4,345,311        265,516     1,192,170      785,442
                                   -----------       ------     ----------     -----------     ----------    ----------   ----------

      Total deductions               4,058,373           --      1,390,248       4,345,311        265,516     1,192,170      785,442
                                   -----------       ------     ----------     -----------     ----------    ----------   ----------

Net increase (decrease) in
  net assets available for
  benefits for the year              7,257,847        4,656        646,779       2,828,262        (50,278)      350,158      252,777

Net assets available for
  benefits at the
  beginning of the year             15,463,152           --      4,442,248      15,457,616        628,631     2,511,360    2,270,255
                                   -----------       ------     ----------     -----------     ----------    ----------   ----------

Net assets available for
  benefits at the end
  of the year                      $22,720,999       $4,656     $5,089,027     $18,285,878     $  578,353    $2,861,518   $2,523,032
                                   ===========       ======     ==========     ===========     ==========    ==========   ==========



                                                Intermediate        OTC
                                                  Bond Fund      Portfolio
                                                ------------     ---------
Net change in Investment in Master Trust
  (Note 8)                                       $   13,241      $ 32,402
Additions:

  Participant contributions                          90,499         1,290
  Employer contributions, net                        79,117            27
  Transfer for Loan Repayments                          441            --
                                                 ----------      --------

      Total additions                               170,057         1,317
                                                 ----------      --------

Deductions:
  Withdrawals                                       446,435            --
                                                 ----------      --------

      Total deductions                              446,435            --
                                                 ----------      --------

Net increase (decrease) in net assets
  available for benefits for the year              (263,137)       33,719

Net assets available for benefits at
  the beginning of the year                       1,030,213            --
                                                 ----------      --------

Net assets available for benefits at
  the end of the year                            $  767,076      $ 33,719
                                                 ==========      ========

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               for the Year Ended December 31, 1997 (continued)

                                                Vanguard        Vanguard     Vanguard       Vanguard        Vanguard     Vanguard
                                              Fixed Income     Wellington   Windsor II   Index Trust-500   U.S. Growth   Explorer
                                             Securities Fund      Fund         Fund         Portfolio       Portfolio      Fund
                                             ---------------   ----------   ----------   ---------------   -----------  ----------
Net change in Investment in
    Master Trust (Note 8)                         $569           $88,220     $130,487       $193,846        $151,069      $23,494
Additions:

  Participant contributions                         23             3,027        7,732         11,370           3,325        1,656
  Employer contributions, net                       --               384        1,674          2,144             396          736
  Transfer for Loan Repayments                      --                --           --             56              --           --
                                                  ----           -------     --------       --------        --------      -------

      Total additions                               23             3,411        9,406         13,570           3,721        2,392
                                                  ----           -------     --------       --------        --------      -------

Deductions:
  Withdrawals                                       --                --          778            774             764           --
                                                  ----           -------     --------       --------        --------      -------


      Total deductions                              --                --          778            774             764           --
                                                  ----           -------     --------       --------        --------      -------


Net increase (decrease) in net assets
  available for benefits for the year              592            91,631      139,115        206,642         154,026       25,886

Net assets available for benefits at
  the beginning of the year                         --                --           --             --              --           --
                                                  ----           -------     --------       --------        --------      -------

Net assets available for benefits at
  the end of the year                             $592           $91,631     $139,115       $206,642        $154,026      $25,886
                                                  ====           =======     ========       ========        ========      =======



                                                Vanguard
                                              Int'l Growth    Retirement     Participants'
                                                  Fund        Growth Fund       Loans           Total
                                              ------------    -----------    -------------   -------------
Net change in Investment in Master Trust        $25,930       $(1,599,040)            --      $10,894,216
                   (Note 8)
Additions:

  Participant contributions                       2,565           205,574             --        5,615,387
  Employer contributions, net                       700            75,049             --        6,351,966
  Transfer for Loan Repayments                       --             1,000       $(14,695)              --
                                                -------       -----------       --------      -----------

      Total additions                             3,265           281,623        (14,695)      11,967,353
                                                -------       -----------       --------      -----------

Deductions:
  Withdrawals                                        --           810,082            833       13,296,726
                                                -------       -----------       --------      -----------


      Total deductions                               --           810,082            833       13,296,726
                                                -------       -----------       --------      -----------



Net increase (decrease) in net assets
  available for benefits for the year            29,195        (2,127,499)       (15,528)       9,564,843

Net assets available for benefits at
  the beginning of the year                          --         2,127,499         17,326       43,948,300
                                                -------       -----------       --------      -----------

Net assets available for benefits at
  the end of the year                           $29,195                --       $  1,798      $53,513,143
                                                =======       ===========       ========      ===========

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1996

                                              H. J. Heinz Co.   Magellan  Retirement Gov't.    Overseas    Equity-Income  Puritan
                                               Stock Fund         Fund     Money Market          Fund          Fund         Fund
                                              -------------    ----------  -------------     ----------    ------------  ----------
Net change in Investment in
    Master Trust (Note 8)                       $1,494,155      $380,416      $85,661        $114,405      $623,774      $340,142
Additions:

  Participant contributions                      1,192,258       785,212    2,810,178         135,768       328,347       419,397
  Employer contributions, net                    2,733,423       381,355    2,712,680          56,250       168,090       191,159
  Transfer for Loan Repayments                       5,045         5,980        6,852             932         3,796         3,241
                                              -------------    ---------- -----------        --------     ---------      --------

      Total additions                            3,930,726      1,172,547   5,529,710         192,950       500,233       613,797
                                              -------------    ---------- -----------        --------     ---------      --------

Deductions:
  Withdrawals                                    1,153,750       357,979    1,919,885          30,532       124,499       125,421
                                              -------------    ---------- -----------        --------     ---------      --------


      Total deductions                           1,153,750       357,979    1,919,885          30,532       124,499       125,421
                                              -------------    ---------- -----------        --------     ---------      --------



Net increase (decrease) in net assets
  available for benefits for the year            4,271,131     1,194,984    3,695,486         276,823       999,508       828,518

Net assets available for benefits at
  the beginning of the year                     11,192,021     3,247,264   11,762,130         351,808     1,511,852       1,441,737
                                              ------------    ----------  -----------        --------     ---------      ----------

Net assets available for benefits at
  the end of the year                          $15,463,152    $4,442,248  $15,457,616        $628,631    $  2,511,360    $2,270,255
                                              =============   ==========  ===========        ========    ============    ==========



                                              Intermediate       Retirement        Participants'
                                                Bond Fund        Growth Fund          Loans              Total
                                               ---------         -----------       ----------        -------------
Net change in Investment in Master Trust        ($13,250)         $170,031                 -          $3,195,334
                   (Note 8)
Additions:

  Participant contributions                      138,821           345,769                  -           6,155,750
  Employer contributions, net                    107,637           153,934                  -           6,504,528
  Transfer for Loan Repayments                       863             2,644             (29,353)                 -
                                             -----------         ---------           ---------       ------------

      Total additions                            247,321           502,347             (29,353)        12,660,278
                                             -----------         ---------           ---------       ------------

Deductions:
  Withdrawals                                     81,570           176,877               4,073          3,974,586
                                             -----------         ---------           ---------       ------------


      Total deductions                            81,570           176,877               4,073          3,974,586
                                             -----------         ---------           ---------       ------------



Net increase (decrease) in net assets
  available for benefits for the year            152,501           495,501             (33,426)        11,881,026

Net assets available for benefits at
  the beginning of the year                      877,712         1,631,998              50,752         32,067,274
                                             -----------         ---------           ---------       ------------

Net assets available for benefits at
  the end of the year                         $1,030,213          $2,127,499           $17,326        $43,948,300
                                             ===========          ==========         =========        ===========

   The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY SAVER PLAN
                         Notes to Financial Statements

(1) Plan Description:

   The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the age-related company contribution account, which is explained in detail below.

      General

   The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

   Certain prior-year amounts have been reclassified in order to conform with the current year presentation.

      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contributions may not exceed 12% and 10%, respectively, of their earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of their earnings. A participant may make contributions, in whole percentages, of not less than 1% of their earnings.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,500 in 1997 and 1996. A participant affected by these limitations will be given timely notification by the Committee.

                        H. J. HEINZ COMPANY SAVER PLAN
                  Notes to Financial Statements (Continued)


      Contributions (continued)

   At the discretion of the Board of Directors, the Company or any participating affiliated company, may contribute, in the form of company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

   The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants.

   For the years ended December 31, 1997 and 1996, the matching contribution amounts at various divisions or plants of divisions ranged from 12 cents to $1.00 for each tax deferred dollar up to 6% of participants' earnings.

   Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contributions were $910,005 for the year ended December 31, 1997 and $947,992 for the year ended December 31, 1996.

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which is maintained for tax deferred contributions; after tax account, which is maintained for after tax contributions; and rollover account, which is maintained for rollover contributions, is fully vested at all times.

   A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of three years of service, attainment of age 65, disability or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of five years of service, attainment of age 65, disability or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

      Withdrawals

   A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

   A participant's tax deferred contributions will be available for withdrawal if:

      (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

      (b) The participant has attained age 59 1/2.

   A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of services, shall receive a lump sum equal to the value of their vested account.

      Loans

   The granting of participant loans is prohibited by the Plan; however, the Plan accepted the existing participant loans from merged plans. The interest rates for all outstanding loans for the years ended December 31, 1997 ranged from 6.45% to 9.4% and 1996 ranged from 6.1% to 10.0%.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of loan interest are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

      Termination

   In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Internal Revenue Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded. Currently, the Company has no intention of terminating the Plan.

      Administration Expenses

   All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees for the years ended December 31, 1997 and 1996 were paid by the Company. Effective May 1, 1998, the first $150,000 of annual administration expenses will be paid by the Plan; amounts in excess of $150,000 will continue to be paid by the Company.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

(2) Summary of Significant Accounting Policies:

      Investment Valuation

   The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

   Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

   The IRS has determined and informed the Company by letter dated February 3, 1998 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination letter was issued, however, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

   In order for the Company's Retirement and Savings Plan to comply with the nondiscrimination coverage requirements under Code sections 410(b) and 401(a)(4) for the plan year ended December 31, 1996, an additional contribution of $190,583 was made to the SAVER Plan on behalf of certain non-highly compensated employees to satisfy the applicable Code requirements.

(4) Investment Programs:

   Effective October 1, 1997, the funds offered by the Plan were changed to increase investment choices and reduce the Plan's dependence on a single mutual fund company. Nine new funds were added--seven Vanguard funds and two Fidelity funds while Fidelity's Retirement Growth Fund was eliminated. Participant fund balances in the Retirement Growth Fund were automatically transferred to the Retirement Government Money Market Fund if participants had not transferred them to other available funds as of September 29, 1997. Fidelity Management Trust Company remains Trustee for all the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds by investment category follows:

      Company Stock

   The H.J. Heinz Company Stock Fund consists of common stock of the Company.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

   Stable Value

     Fidelity's Managed Income Portfolio invests in guaranteed investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A portion of the fund is invested in a money market fund to provide daily liquidity. Guaranteed investment contracts are recorded at contract value, which includes principal and accumulated interest, which approximates market value.

   Growth

     The Fidelity Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

     The Vanguard U.S. Growth Fund seeks to provide long-term capital appreciation by investing in common stocks of large companies with above-average growth potential.

   Money Market

     The assets of Fidelity's Retirement Government Money Market Portfolio are invested in high-quality short-term money market securities for which the U.S. Government or its agencies or instrumentalities guarantee timely payment of principal and interest.

   International

     The Fidelity Overseas Fund is an aggressive growth fund, which seeks long-term capital appreciation, primarily through investments in foreign securities. The fund invests primarily in securities of issuers whose principal business activities are outside the U.S.

     Vanguard International Growth Portfolio seeks long-term capital growth by investing in common stocks of companies based outside of the United States that have above-average growth potential.

  Index

     Vanguard Index Trust--500 Portfolio seeks long-term growth of capital and income from dividends. It holds all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index (S&P 500).

  Growth and Income

     The assets of the Fidelity Equity-Income Fund are invested primarily in income-producing equity securities. Capital appreciation is a secondary objective of the fund. It tries to achieve a yield of the securities of the S&P 500.

     Vanguard Windsor II is a value-oriented growth and income fund seeking long-term growth of capital and income from dividends. The fund invests in a diversified group of out-of-favor stocks of large-capitalization companies.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

  Small Capitalization

     The Fidelity OTC Portfolio seeks long-term capital appreciation by investing in the securities of smaller, less well-known companies.

     Vanguard Explorer Fund seeks long-term growth of capital by investing primarily in common stocks of small and emerging growth companies.

  Balanced

     The assets of the Fidelity Puritan Fund are invested in a broadly diversified portfolio of high-yielding U.S. and foreign securities including those in emerging markets, which may involve additional risk. The investments can include all types of bonds of any quality or maturity as well as common stocks and preferred stocks.

     The Vanguard Wellington Fund is a balanced fund designed to pursue three investment objectives: conservation of capital, reasonable current income, and profits without undue risk. The funds assets are divided between common stocks and bonds.

  Fixed Income

     The assets of the Fidelity Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

     The Vanguard Fixed Income Securities Fund--Long-Term Corporate Portfolio seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

  Discontinued Fund

     The Fidelity Retirement Growth Fund was discontinued as of September 30, 1997. The fund was an aggressive growth fund which sought capital appreciation by investing primarily in common stocks, but also in other types of securities.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(5) Net Asset Value per Unit:

   The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:


                                        December 31, 1997           December 31, 1996
                                      ----------------------    ------------------------
                                                   Value per                   Value per
                                        Units       Unit           Units         Unit
                                       ----------  ---------    ---------     ----------
  H. J. Heinz Co. Stock Fund......     9,244,155     $2.418      9,089,729       $1.667
  Managed Income Portfolio........         4,584     $1.011             --           --
  Magellan Fund...................     2,637,327     $1.903      2,905,698       $1.501
  Retirement Gov't. Money Market..    14,703,759     $1.218     13,096,505       $1.156
  Overseas Fund...................       409,193     $1.387        490,860       $1.249
  Equity-Income Fund..............     1,356,570     $2.081      1,554,038       $1.599
  Puritan Fund....................     1,424,630     $1.744      1,561,299       $1.424
  Intermediate Bond Fund..........       613,737     $1.232        885,054       $1.146
  OTC Portfolio...................        37,492     $ .891             --           --
  Fixed Income Securities Fund....           553     $1.022             --           --
  Wellington Fund.................        90,233     $1.019             --           --
  Windsor II Fund.................       133,621     $1.029             --           --
  Index Trust--500 Portfolio......       198,708     $1.014             --           --
  U.S. Growth Portfolio...........       147,796     $1.035             --           --
  Explorer Fund...................        26,806     $ .934             --           --
  Int'l Growth Portfolio..........        31,462     $ .893             --           --
  Retirement Growth Fund..........            --         --      1,551,634       $1.347

(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $285,143 for the year ended December 31, 1997 and $245,571 for the year ended December 31, 1996.

(7) Plan Amendments:

    On December 1, 1997, the Board of Directors approved a proposal to amend the Plan to increase the amount for a mandatory distribution of the account balance after termination of employment from $3,500 to $5,000 as permitted by the Taxpayer Relief Act of 1997, effective January 1, 1998.

    On December 1, 1997, the Board of Directors approved a proposal to allow former Heinz Pet Products employees at the Perham, Minnesota plant to receive distributions from the Plan after the factory was sold, exclusive of the pre-tax contributions which are restricted under Section 401(k) of the Internal Revenue Code.

    On December 4, 1996, the Board of Directors approved the transfer to the Plan of the remaining assets of the Pestritto Foods, Inc. Profit Sharing Plan, amounting to approximately $2,000, attributable to former employees who could not be located when the plan was terminated in May 1994, and to establish and implement a procedure for the Plan to follow when a participant cannot be located within three years after his or her benefit becomes payable.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust:

   The Company entered into a Master Trust arrangement with the Trustee. The Trustee maintains accounts to record the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

   The following tables present the Master Trust information for the Plan.


                                                                        December 31, 1997
                                    ---------------------------------------------------------------------------------------------
                                                                                                                     SAVER Plan
                                      Fair Value of                                                Net             Percentage of
                                      Investment of           Investment  Income                Change in         Interest in the
                                      Master Trust        Dividends            Interest       the Fair Value*       Master Trust
                                    ---------------    --------------        -----------      ---------------     ---------------
H. J. Heinz Co. Stock Fund            $240,109,663      $ 6,127,688          $  134,223        $ 66,566,428             9.28%

Managed Income Portfolio                10,920,342               --             675,017           5,035,813              .04%

Magellan Fund                           59,990,834        3,907,759                  --           9,862,291             8.37%

Retirement Gov't Money Market           64,662,982               --           2,660,526          23,114,145            27.58%

Overseas Fund                           11,768,150          593,239                  --             806,687             4.82%

Equity-Income Fund                      43,734,130        2,431,026                  --          12,131,682             6.46%

Puritan Fund                            37,854,039        3,208,692                  --           5,043,476             6.56%

Intermediate Bond Fund                  10,733,697          681,961                  --             791,500             7.01%

OTC Portfolio                            4,299,844          179,867                  --           4,288,956              .77%

Fixed Income Securities Fund             1,969,693           35,948                  --           1,989,859              .03%

Wellington Fund                          3,626,690          175,753                  --           3,616,206             2.49%

Windsor II Fund                          7,351,383          491,210                  --           7,285,688             1.84%

Index Trust--500 Fund                   11,538,760          131,514                  --          11,605,465             1.73%

U.S. Growth Portfolio                    5,442,397          218,228                  --           5,584,369             2.70%

Explorer Fund                            2,006,808          221,500                  --           2,199,727             1.12%

International Growth Fund                2,675,356          118,420                  --           2,747,717             1.00%

Asset Manager Growth Fund                       --               --                  --          (5,306,609)              --

Asset Manager Income Fund                       --           16,732                  --            (536,745)              --

Asset Manager Fund                              --           65,954                  --          (2,857,090)              --

Retirement Growth Fund                          --               --                  --         (24,252,657)              --
                                      ------------      -----------          ----------       -------------            -----
  Total Master Trust                  $518,684,768      $18,605,491          $3,469,766        $129,716,908            10.10%
                                      ============      ===========          ==========       =============            =====

*Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust (continued):


                                                                December 31, 1996
                             ---------------------------------------------------------------------------------------
                                                                                                          SAVER Plan
                                                                                                        Percentage of
                                                                                                Net       Interest
                               Fair Value of                                                 Change in      in the
                               Investment of                  Investment  Income              the Fair      Master
                               Master Trust               Dividends            Interest        Value*       Trust
                             ---------------           --------------        -----------   ------------ ------------
H. J. Heinz Co.
 Stock Fund                  $   193,649,074           $    6,085,903        $    89,599   $  9,295,951         7.76%

Managed Income Portfolio           9,946,832                        -            515,136      1,654,650            -

Magellan Fund                     49,482,858                7,744,772                  -     (2,245,807)        8.81%

Retirement Gov't
 Money Market                     40,146,651                        -          1,801,220      2,473,341        37.55%

Overseas Fund                     10,590,303                  638,560                  -      4,524,475         5.79%

Equity-Income
 Fund                             32,599,351                1,832,555                  -     13,575,945         7.57%

Puritan Fund                      33,264,907                3,616,507                  -      5,858,634         6.68%

Intermediate
 Bond Fund                        10,357,653                  635,912                  -        856,242         9.74%

Asset Manager
 Growth Fund                       5,002,592                  425,339                  -      2,471,812            -

Asset Manager
 Income Fund                         489,017                   30,560                  -        139,998            -

Asset Manager
 Fund                              2,736,284                  208,284                  -        825,958            -

Retirement
 Growth Fund                      23,622,577                2,897,571                  -        923,809         8.85%

                             ---------------           --------------        -----------   -------------    --------
Total Master Trust           $   411,888,099           $   24,115,963        $ 2,405,955   $ 40,355,008        10.41%
                             ===============           ==============        ===========   =============    ========

*Includes transfers between funds.


(9)  Form 5500 Reconciliation:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. Payments due to participants as of December 31, 1997 and 1996 were $813,510 and $354,762 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                              H.J. HEINZ COMPANY
                                  SAVER PLAN
                           EIN #25-0542520; PLAN 011
           LINE 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            as of December 31, 1997


                                                 (c) Description of investment including
           (b) Identity of issue, borrower,          maturity date, rate of interest,                        (e) Market
  (a)          lessor, or similar party             collateral, par or maturity value          (d) Cost         Value
-------    -------------------------------        --------------------------------------       --------      ----------
   *              H.J. Heinz Company                      Participants' Loans                      -           $2,279
                                                          Interest Rate 6.45%-9.4%


                                 EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 25, 1998 is filed herein.